SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock Technology and Private Equity Term Trust

(Name of Subject Company (Issuer))

BlackRock Technology and Private Equity Term Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09260Q108

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Technology and Private Equity Term Trust

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. Elliot J. Gluck, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

June 9, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by BlackRock Technology and Private Equity Term Trust (formerly, BlackRock Innovation and Growth Term Trust), a Maryland statutory trust (the “Fund”), to purchase 50% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to 99.5% of the net asset value (“NAV”) per Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), the principal market on which the Shares are traded, on the next day the NAV is calculated after the offer expires (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the issuer is BlackRock Technology and Private Equity Term Trust, a non-diversified closed-end management investment company, organized as a Maryland statutory trust (the “Fund”). The principal executive offices of the Fund are located at 100 Bellevue Parkway, Wilmington, Delaware 19809. The telephone number of the Fund is (800) 882-0052.

(b) The title of the securities being sought is common shares of beneficial interest, par value $0.001 per share. As of June 2, 2025, there were 213,338,148 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the NYSE. For information on the high and low closing (as of the close of ordinary trading on the NYSE on the last day of each of the Fund’s fiscal quarters) market prices of the Shares in such principal market for each quarter for the past two calendar years, see Section 10, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) The Fund is the filing person. BlackRock Advisors, LLC acts as the investment adviser for the Fund (the “Investment Advisor”). The Investment Advisor, located at 100 Bellevue Parkway, Wilmington, Delaware 19809, is a wholly owned subsidiary of BlackRock, Inc. The members of the Fund’s Board of Trustees are Cynthia L. Egan, Lorenzo A. Flores, Stayce D. Harris, J. Phillip Holloman, R. Glenn Hubbard, W. Carl Kester, Catherine A. Lynch, Arthur P. Steinmetz, Robert Fairbairn and John M. Perlowski (each, a “Trustee”). The principal executive officer and principal financial and accounting officer of the Fund are John M. Perlowski and Trent Walker, respectively. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “Certain Information about the Fund” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	“Price; Number of Shares”

•	“Purpose of the Offer”

•	“Plans or Proposals of the Fund”

•	“Certain Conditions of the Offer”

•	“Procedures for Tendering Shares for Purchase”

•	“Withdrawal Rights”

•	“Payment for Shares”

•	“Source and Amount of Consideration”

•	“Effects of the Offer; Consequences of Participation”

•	“Interests of Trustees and Officers; Transactions and Arrangement Concerning the Shares”

•	“Certain Information about the Fund”

•	“Certain U.S. Federal Income Tax Consequences”

•	“Amendments; Extensions of Repurchase Period; Termination”

•	“Fees and Expenses”

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(e) The information set forth in the Offer to Purchase under “Purpose of the Offer,” “Plans or Proposals of the Fund,” “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information about the Fund” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations

(a) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase. The information set forth in the Offer to Purchase under “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements

(a) The audited annual financial statements of the Fund dated December 31, 2024 and the schedule of investments of the Fund dated December 31, 2024, both filed with the SEC on EDGAR on Form N-CSR on March 7, 2025, are incorporated by reference. The Fund will prepare and transmit to shareholders the audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act of 1940.

(b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) Not applicable.

Item 12(a).	Exhibits

(a)(1)(i)	Offer to Purchase, dated June 9, 2025, is filed herewith.

(a)(1)(ii)	Form of Letter of Transmittal is filed herewith.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on January 21, 2025 is incorporated by reference to the Fund’s Schedule TO-C, as filed with the Commission on January 21, 2025.

(a)(5)(ii)	Press release issued on June 9, 2025, is filed herewith.

(b)	None.

(d)(1)	Form of Automatic Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (File No. 333-251526), as filed with the Commission on February 18, 2021.

(d)(2)	Form of Investment Management Agreement is incorporated by referenced to Exhibit (g)(1) to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, as filed with the Commission on February 17, 2021.

(d)(3)	Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of BlackRock Credit Strategies Fund (File No. 333-227456), as filed with the Commission on January 16, 2019.

(d)(4)	Discount Management Program Standstill Agreement among the Fund, Karpus Management, Inc. and BlackRock Advisors, LLC, dated May 3, 2024 is incorporated by referenced to Exhibit (d)(4) of the Fund’s Tender Offer Statement on Schedule TO (File No. 005-94016), as filed with the Commission on July 22, 2024.

(d)(5)	Standstill Agreement among the Fund, Saba Capital Management, L.P., and BlackRock Advisors, LLC, dated as of January 20, 2025, is filed herewith.

(g)	None.

(h)	None.

Item 12(b).	Filing Fees

Filing Fee Exhibit

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Technology and Private Equity Term Trust

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer
Dated: June 9, 2025

Exhibit Index

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated June 9, 2025

(a)(1)(ii)	Form of Letter of Transmittal

(a)(5)(ii)	Press Release issued on June 9, 2025

(d)(5)	Standstill Agreement

Filing Fee Exhibit